Form 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 26, 2004

SONY CORPORATION
(Translation of registrant’s name into English)
7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ Teruhisa Tokunaka

(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: March 26, 2004

List of materials

Documents attached hereto:

i)	A press release announcing Sony Corporation’s intention to issue stock acquisition rights for the purpose of granting stock options.

Sony Corporation 6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan

News & Information

No. 04-014E March 26, 2004

Sony Corporation to Issue Stock Acquisition Rights for the Purpose of Granting Stock Options

Sony Corporation (the “Corporation”) resolved at a meeting of its Board of Directors today to issue Stock Acquisition Rights for the purpose of granting stock options to directors, corporate executive officers and employees of the Corporation and its subsidiaries, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and to the approval of the Corporation’s 86th Ordinary General Meeting of Shareholders held on June 20, 2003.

The principal terms of the issue are as follows:

1.	Expected date of issue:
March 31, 2004

2.	Aggregate number of Stock Acquisition Rights to be issued:
12,236

3.	Issue price of Stock Acquisition Rights:
The Stock Acquisition Rights will be issued without the payment to the Corporation of any consideration.

4.	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:
1,223,600 shares of common stock of the Corporation
The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares of common stock of the Corporation.

5.	Amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights:
The amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights (hereinafter referred to as the “Exercise Price”) shall be initially the U.S. dollar amount obtained by dividing the average of the closing prices (each hereinafter referred to as a “Closing Price”) of shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange, Inc. for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Stock Acquisition Rights (hereinafter referred to as the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (hereinafter referred to as the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of

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(a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Stock Acquisition Rights or (b) the average of the Closing Prices for the 30 consecutive days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the date one business day prior to the issue date of the Stock Acquisition Rights) on which the Corporation fixes the Exercise Price), the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest of (a) and (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

6.	Period during which Stock Acquisition Rights may be exercised:
From and including April 1, 2004, up to and including March 31, 2014. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7.	Conditions for exercise of Stock Acquisition Rights:

(1)	Each Stock Acquisition Right may not be exercised in part.

(2)	If a share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the General Meeting of Shareholders of the Corporation, the holders of the Stock Acquisition Rights may not exercise the Stock Acquisition Rights on and after the effective date of such share exchange or share transfer.

8.	Mandatory Cancellation of Stock Acquisition Rights
Not applicable.

9.	Restrictions on Transfer of Stock Acquisition Rights
The Stock Acquisition Rights are non-transferable (other than any transfer upon the death of a holder of the Stock Acquisition Rights to such holder’s estate or beneficiaries), unless such transfer is expressly approved by the Board of Directors of the Corporation.

10.	Issue of certificates for Stock Acquisition Rights:
Certificates for the Stock Acquisition Rights shall be issued only when a holder of the Stock Acquisition Rights requests the Corporation to issue such certificates of Stock Acquisition Rights.

11.	Portion of issue price of a share which will not be accounted for as stated capital in case a share is issued upon exercise of Stock Acquisition Rights:
The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) cent resulting from such calculation shall be rounded up to the nearest one (1) cent.

12.	Persons to whom Stock Acquisition Rights will be allocated:
Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 503)

(Contact)

Sony Corporation Corporate Communications TEL: 03-5448-2200

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